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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

CLARY CORPORATION (Name of Issuer)

CLARY CORPORATION (Name of Person(s) Filing Statement)

COMMON SHARES, $1.00 PAR VALUE SERIES A PREFERRED SHARES, $5.00 PAR VALUE (Title of Class of Securities)

182720102—Common Shares None—Series A Preferred Shares (CUSIP Number of Class of Securities)

Donald G. Ash
Treasurer and Chief Financial Officer
Clary Corporation
1960 South Walker Avenue
Monrovia, CA 91016
(626) 359-4486
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

With a copy to:
Nick E. Yocca, Esq.
Numan J. Siddiqi, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Transaction Valuation*	Amount of Filing Fee
$2,628,730(1)	$241.85(2)

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 1,299,867 common shares at a purchase price of $2.00 per share and (ii) 5,272 Series A preferred shares at a purchase price of $5.50 per share, in each case net to the seller in cash. Such number is based on the latest information received from Clary Corporation and assumes (a) 1,282,067 common shares and 5,272 Series A preferred shares outstanding (in each case excluding shares beneficially owned by Dynamic Power Corporation) as of November 5, 2002, and (b) the exercise of all outstanding options to purchase 17,800 common shares on or prior to the expected consummation of the tender offer.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for Fiscal Year 2003 issued on November 22, 2002.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241.85

Form(s) or Registration No.: Schedule TO-T/13E-3 and Schedule TO-T/13E-3/A

Filing Party: Dynamic Power Corporation, Addmaster Corporation, John G. Clary, John P. Clary and Hugh L. Clary

Date(s) Filed: December 17, 2002 and January 7, 2003

INTRODUCTION

        This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13E-3 Transaction Statement (the "Schedule 13E-3") originally filed by Clary Corporation, a California corporation (the "Company") with the Securities and Exchange Commission on December 17, 2002. The Schedule 13E-3 and this Amendment are filed in connection with the Tender Offer Statement on Schedule TO and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (collectively, the "Schedule TO-T/13E-3"), originally filed on behalf of Dynamic Power Corporation, a California corporation ("DPC") with the Securities and Exchange Commission on December 17, 2002, as amended and supplemented by Amendment No. 1 to the Schedule TO-T/13E-3, filed on behalf of DPC, Addmaster Corporation, and each of John G. Clary, John P. Clary and Hugh L. Clary (collectively, the "Purchaser") on January 7, 2003, and relate to the offer of DPC to purchase all of the outstanding common shares, $1.00 par value per share, and Series A preferred shares, $5.50 par value per share, of the Company held by the shareholders of the Company not affiliated with the Purchaser, including common shares issuable upon the exercise of vested employee stock options, for $2.00 per common share and $5.50 per Series A preferred share, net in cash, without interest thereon. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal dated December 17, 2002 (the "Letter of Transmittal," which, together with the Offer to Purchase and other related documents, as each may be amended or supplemented from time to time, constitute the "Offer").

        All information set forth in (i) the Schedule TO-T/13E-3, (ii) the Offer to Purchase (set forth as Exhibit (a)(1) of the Schedule TO-T/13E-3), (iii) the Letter of Transmittal (set forth as Exhibit (a)(2) of the Schedule TO-T/13E-3), (iv) Amendment No. 1 to the Schedule TO-T/13E-3, (v) the Solicitation/Recommendation Statement on Schedule 14D-9 filed on behalf of the Company on December 17, 2002 (the "Schedule 14D-9"), and (vi) Amendment No. 1 to the Schedule 14D-9 filed on behalf of the Company on January 7, 2003, including, with respect to each of the foregoing, all schedules, exhibits and annexes thereto all supplements and/or further amendments thereto, is incorporated herein by reference in response to all items of this Amendment.

        This Amendment is being filed on behalf of the Company. Except as otherwise indicated, the information in the Schedule 13E-3 remains unchanged.

Items 1 through 12, 14 and 15

        All references to sections of the Offer to Purchase and to items of the Schedule 14D-9 contained in Items 1 through 12, 14 and 15 of the Schedule 13E-3 are hereby amended and/or supplemented to include all of the information set forth in any amendments and/or supplements to such sections and items contained in Amendment No. 1 to Schedule TO-T/13E-3 and in Amendment No. 1 to Schedule 14D-9, respectively.

Item 16. Exhibits.

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase, dated as of December 17, 2002*
Exhibit (a)(2)	Letter of Transmittal**
Exhibit (a)(3)	Notice of Guaranteed Delivery**
Exhibit (a)(4)	Notice of Conditional Exercise**
Exhibit (a)(5)	Instructions for Conditional Exercise for Tender of Option Shares**
Exhibit (a)(6)	Memorandum to Eligible Option Holders**
Exhibit (a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(8)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
Exhibit (a)(10)	Text of Joint Press Release issued by Dynamic Power Corporation and Clary Corporation on December 17, 2002***
Exhibit (a)(11)	Letter to shareholders of Clary Corporation, dated December 17, 2002****
Exhibit (c)(1)	Opinion of The Mentor Group, dated as of December 17, 2002*****
Exhibit (c)(2)	The report of The Mentor Group, dated November 6, 2002******
Exhibit (c)(3)	The draft report of The Mentor Group, dated May 22, 2002*******
Exhibit (c)(4)	The draft report of The Mentor Group, dated August 5, 2002********
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of December 17, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (d)(2)	Agreement for Non-Use and Disclosure of Confidential Information, dated as of November 14, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (f)(1)	Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*********

*	Incorporated by reference to Exhibit (a)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
**	Incorporated by reference to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
***	Incorporated by reference to Exhibit (a)(12) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
****	Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*****	Incorporated by reference to Exhibit (a)(11) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
******	Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*******	Incorporated by reference to Exhibit (a)(16) to Amendment No. 1 to Schedule 14D-9 filed by Clary Corporation on January 7, 2003.

********	Incorporated by reference to Exhibit (a)(17) to Amendment No. 1 to Schedule 14D-9 filed by Clary Corporation on January 7, 2003.
*********
Incorporated by reference to Schedule A of the Offer to Purchase dated December 17, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARY CORPORATION

Dated: January 7, 2003	By:	/s/ DONALD G. ASH
	Name:	Donald G. Ash
	Title:	Treasurer and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase, dated as of December 17, 2002*
Exhibit (a)(2)	Letter of Transmittal**
Exhibit (a)(3)	Notice of Guaranteed Delivery**
Exhibit (a)(4)	Notice of Conditional Exercise**
Exhibit (a)(5)	Instructions for Conditional Exercise for Tender of Option Shares**
Exhibit (a)(6)	Memorandum to Eligible Option Holders**
Exhibit (a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(8)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
Exhibit (a)(10)	Text of Joint Press Release issued by Dynamic Power Corporation and Clary Corporation on December 17, 2002***
Exhibit (a)(11)	Letter to shareholders of Clary Corporation, dated December 17, 2002****
Exhibit (c)(1)	Opinion of The Mentor Group, dated as of December 17, 2002*****
Exhibit (c)(2)	The report of The Mentor Group, dated November 6, 2002******
Exhibit (c)(3)	The draft report of The Mentor Group, dated May 22, 2002*******
Exhibit (c)(4)	The draft report of The Mentor Group, dated August 5, 2002********
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of December 17, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (d)(2)	Agreement for Non-Use and Disclosure of Confidential Information, dated as of November 14, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (f)(1)	Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*********

*	Incorporated by reference to Exhibit (a)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
**	Incorporated by reference to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
***	Incorporated by reference to Exhibit (a)(12) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
****	Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*****	Incorporated by reference to Exhibit (a)(11) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
******	Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*******	Incorporated by reference to Exhibit (a)(16) to Amendment No. 1 to Schedule 14D-9 filed by Clary Corporation on January 7, 2003.
********	Incorporated by reference to Exhibit (a)(17) to Amendment No. 1 to Schedule 14D-9 filed by Clary Corporation on January 7, 2003.
*********
Incorporated by reference to Schedule A of the Offer to Purchase dated December 17, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.

QuickLinks

INTRODUCTION
  Items 1 through 12, 14 and 15
  Item 16. Exhibits.
SIGNATURE
INDEX TO EXHIBITS